

DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of: Robert J Burkart, Inc. James F Carr-Hilton, Ltd. Alvin F Dale, Ltd. Peter J Donaldson, Inc. R.J. LaBonte, Ltd. Robert J Matheson, Inc. Fraser G Ross, Ltd.

July 12, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: Tuscana Ventures, Inc. - Form SB-2 Registration Statement, Amendment #1

Dear Sirs:

As an independent registered public accounting firm, we hereby consent to the inclusion or incorporation by reference in this Form SB-2 Registration Statement, Amendment #1, dated July 12, 2005, of the following:

- Our Report to the Stockholders and Board of Directors of Tuscana Ventures, Inc. dated November 30, 2004 on the financial statements of the Company as at August 31, 2004 and 2003 and the statements of operations, stockholders' equity and cash flows for the year ended August 31, 2004, the period from October 22, 2002 (inception) to August 31, 2003, and the period from October 22, 2002 (inception) to August 31, 2004.

In addition, we also consent to the reference to our firm included under the heading "Experts" in this Registration Statement.

Yours truly,

/s/ Dale Matheson Carr-Hilton LaBonte

Dale Matheson Carr-Hilton LaBonte
Chartered Accountants
Vancouver, British Columbia

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